Exhibit 17

Vincent D. Foster
1300 Post Oak Blvd., 8th Floor
Houston, TX 77056

July 21, 2017

Mr. Lou Waters, Sr.
Chairman of the Board
Mr. Ted Owen
President and Chief Executive Officer
Team Industrial Services, Inc.
13131 Dairy Ashford
Sugar Land, TX 77478

Dear Lou and Ted:

It is with great sadness that I resign effective today as a member of the Board of Directors of Team, Inc. My resignation does not involve a dispute of any nature involving the company or its operations, policies or practices.

Quanta Services, Inc. recently completed the acquisition of a company which generates competitive revenues in excess of the threshold contained in Section 8 of the Clayton Act. As a result, I cannot continue to serve on both boards.

I have enjoyed serving on the board immensely. Please convey to the rest of the board and the management team how much I have enjoyed working with them for the past twelve years. Many of the relationships I have made will be lifelong.

Thank you both for your personal kindness over the years. I wish you and the other board members much success in the years ahead.

Sincerely,

/s/ Vincent D. Foster

Vincent D. Foster